                                                                                                                                   Exhibit 99.73

Cybin Advances IND-Enabling Studies of Two Psychedelic Molecules,

CYB003 and CYB004 for Investigational New Drug Applications

TORONTO--(BUSINESS WIRE)--April 13, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced plans to advance the pre-clinical work for its orally dissolving tablet ("ODT") formulation of CYB003 and its inhaled formulation of CYB004, two of the Company's deuterated tryptamine development candidates. These studies are part of the required U.S. Food and Drug Administration ("FDA") enabling trials for investigational new drug applications ("INDs").

Upon successful completion, the results of the IND-enabling studies will be included in the submissions to the FDA, as well as to other regulatory bodies, such as Health Canada and European Medical Association ("EMA"). The candidates would then advance into Phase 1 human clinical trials for specified psychiatric conditions. Labcorp Drug Development will serve as the pre-clinical research organization for Cybin.

"Starting the IND-enabling trials for CYB003 and CYB004 is an exciting and important step forward for Cybin as we progress the study of these molecules. Our scientific team is eager to produce a robust submission to the FDA that will advance our path forward to clinical trials. Once the studies have been completed, we plan to file IND applications, targeting treatment- resistant psychiatric disorders and certain forms of addiction, in 2021," stated Doug Drysdale, Chief Executive Officer.

The Cybin molecules have been designed to have a faster onset and a shorter duration of action while retaining all of the clinical benefits of psilocybin and other psychedelic compounds in development. They are being developed using proprietary formulations and delivery systems, including an FDA-approved inhalation platform and proprietary ODT technology, with the intention of improving the therapeutic outcomes for a number of psychiatric conditions.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release may include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investors:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media:

John Kanakis Cybin Inc. john@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com